Filed by Inhibitex, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Fermavir Pharmaceuticals Inc.
Exchange Act File No. 333-116480

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Final Transcript
Conference Call Transcript
INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Event Date/Time: Apr. 10. 2007 / 9:00AM ET
CORPORATE PARTICIPANTS

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Laura Perry
Stern Investor Relations — IR
Russ Plumb
Inhibitex, Inc. — President, CEO
Joseph Patti
Inhibitex, Inc. — Chief Scientific Officer
CONFERENCE CALL PARTICIPANTS
Joel Sendek
Lazard Capital Markets — Analyst
Gene Mack
HSBC Securities — Analyst
Ian Somaiya
Thomas Weisel Partners — Analyst
Tracy Sue
QVT — Analyst
Skip Klein
Red Abbey Venture Partners — Analyst
Shaka Bazu
Bazu Capital — Analyst
PRESENTATION
Operator
Good morning, ladies and gentlemen, welcome to the Inhibitex conference call. [OPERATOR INSTRUCTIONS]
I would now like to turn the call over to Inhibitex team, please proceed.
Laura Perry - Stern Investor Relations — IR
Thank you, my name is Laura Perry of Stern Investor Relations. I’d like to welcome you to the Inhibitex conference call and webcast to discuss the Company’s announcement this morning that it had entered into an agreement to acquire FermaVir Pharmaceuticals. With me today from Inhibitex are President and CEO Russ Plumb and Chief Scientific Officer, Dr. Joseph Patti.
Before we begin the call, I would like to remind you that the various remarks that we may make about the Company’s future expectations, plans, and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those suggested by any of these forward-looking statements as a result of various important factors, including those discussed in the risk factor section of the Company’s annual report on Form 10-K. In addition, any forward-looking statements represent our views as of today only and should not be relied upon as representing our views as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so even if our estimates or views change. And therefore, you should not rely on the forward-looking statements as representing our views as of any date subsequent to today. With that, I will now turn the call over to President and CEO of Inhibitex, Russ Plumb.
Russ Plumb - Inhibitex, Inc. — President, CEO
Thanks, Laura. I want to thank all of you listening in for taking the time to join us this morning. Today we’re very pleased to announce that we’ve entered into a definitive agreement to acquire FermaVir Pharmaceuticals. As many of you may recall, we’ve been working diligently to identify product opportunities, particularly antiviral programs to broaden our anti effective pipeline and allow us to apply our drug development

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
experience in infectious diseases where we see value creation potential in both the near and long-term. We’re confident the acquisition of FermaVir represents a solid first step in this direction for Inhibitex.
As described in our release this morning, FermaVir is a publicly traded U.S. based biotechnology company focused on the development of what we view as two highly attractive antiviral programs. The lead compound is FV-100 which is being developed for the treatment of herpes zoster, more commonly referred to as shingles. The second program is a series of novel compounds being developed to prevent or treat cytomegalovirus, or CMV infections.
In addition to these programs, this acquisition also allows us to align ourselves with world class drug discovery capabilities, medicinal chemistry, and antiviral expertise that are highly synergistic to our extensive preclinical and clinical development experience, our resources infrastructure, and our proven ability to advance compounds through clinical development on time and on budget. Before I get into some of the details and specifics of the transaction itself, I’d like to turn the call over to Dr. Joseph Patti, our Chief Scientific Officer who will spend a few minutes providing an overview of the development programs that we’re obtaining through this transaction.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Thanks, as Russ just mentioned the acquisition of FermaVir and their pipeline reflects a shift in developmental focus to antivirals where we see there is both a clear medical need for improved therapies and attractive market opportunity. FV-100 for the treatment of shingles and the CMV program clearly meet these criteria.
Shingles is a large and growing market. It is estimated that each year there are approximately 1 million cases of shingles in the United States and more than 2.5 million cases worldwide. Approximately one-half of these cases occur in people over the age of 60. The literature would suggest that approximately 20% of all shingle cases and a higher proportion of cases among those over 60 years old will subsequently result in post-herpetic neuralgia, also known as PHM, a condition caused by damage to the nervous system during the active shingles infection that can result in debilitating pain for extended periods of time. Therefore, as the population continues to increase, the incidence of shingles and PHM is expected to also increase. It is generally accepted that antiviral therapy has favorable impact on shingles, however, currently approved antivirals do not adequately address the acute pain or PHM associated with shingles.
Let me turn to the compound FV-100. FV-100, a new nucleoside analogue is a prodrug of CF-1743. In preclinical studies, CF-1743 has been shown to be significantly more potent than existing FDA approved drugs for the treatment of shingles. The compound has also been shown to be exclusively active on varicella zoster and not other members of the herpes virus family. Because of its exquisite specificity, it is uniquely positioned for the treatment of shingles.
In addition to being extremely potent, another exciting feature of the compound is its ability to rapidly enter cells and stop varicella zoster replication. In vitro studies have demonstrated that CF-1743 enters cells within 2 hours and completely stops viral replication. When acyclovir was used at significantly higher concentrations in a similar set of studies, it could not shut down viral replication until after more than 24 hours of exposure. We believe this aspect of CF-1743 is important since active infection within the skin can lead to nerve damage. Therefore, taken together, we believe this compound has the potential to reduce or prevent post-herpetic neuralgia by rapidly getting to the site of active shingles infection and stopping damage to the nerve root. In addition, an initial preclinical studies suggest once a day dosing may be achievable. This obviously would provide a competitive advantage over the current shingles treatment that require taking pills 3 to 5 times a day. Finally, based on the current status of the program, we expect to begin a phase 1 trial with FV-100 in the third quarter of this year.
Let me take a few minutes to outline the CMV program for another viral infection that we believe is underserved by currently approved products. As many of you may know, CMV is a member of the herpes family group, which like other herpes viruses has the ability to remain dormant in the body for long periods of time. 50% to 80% of adults in the U.S. are carriers of CMV by the age of 40. While in most individuals with attacking the immune system, CMV causes little or no apparent illness. However, in immuno compromised individuals, such as those patients following hemopoietic stem cell, or solid organ transplantation, CMV infection can lead to severe conditions or to complications such as acute and chronic rejection of the transplant and organ.
The CMV compounds in the portfolio include both nucleoside analogues as well as a series of nonnucleosides. Preclinical studies have shown that the current compounds possess potent antiviral activity and a favorable cellular toxicity profile. Importantly, the compounds also demonstrate a different resistance profile and mechanism of action when compared to the currently approved drugs. Again, based on the current status of the program, we expect to nominate a candidate compound for clinical testing by year end.

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Finally, it’s worth noting that these programs originated in the labs of three leaders in the field of antiviral drug development. Both the shingles and CMV were discovered in the labs of Drs. Erik de Clercq, Jan Balzarini and Chris McGuigan. Doctors de Clercq and Balzarini have invented or discovered multiple approved antiviral drugs, including tenofovir, one of the most widely used compounds in the treatment of HIV AIDS. Their proven track record gives us increased confidence in the clinical potential of FV-100 and the compounds in the CMV program. With that now, I’ll turn the call back over to Russ who will outline the key financial terms of the transaction and discuss next steps.
Russ Plumb - Inhibitex, Inc. — President, CEO
Thanks, Joe. We’re structuring the acquisition of FermaVir as a tax free stock for stock merger. We anticipate filing a definitive merger agreement and associated schedules and exhibits on Form 8-K shortly, and those documents will provide you with the specific terms and conditions of the transaction. However, I will reference a number of key terms and metrics today. If you have any specific questions regarding the transaction that I haven’t covered, I’d be happy to address them during a Q&A session at the end of our prepared remarks.
As outlined in our press release this morning under the terms of agreement, each share of FermaVir common stock will be exchanged for 0.55 shares of Inhibitex’s common stock. As an aside FermaVir has no preferred or other series of outstanding shares other than its common stock. Approximately 20.8 million shares of FermaVir stock, we anticipate issuing just over 11.4 million shares of Inhibitex common stock upon the closing of the transaction. At the closing and based on this exchange ratio, we anticipate that FermaVir shareholders would own approximately 27% of Inhibitex. Based upon our closing price as of the end of trading yesterday, this would value the shares we anticipate issuing at closing at approximately $18.9 million.
As part of the transaction, we have also indicated we’ll assume warrants and options that represent the potential issuance of up to 11.5 million and 2.4 million shares of FermaVir common stock respectively. The agreed upon exchange ratio of 0.55, this would translate into 6.3 and 1.3 additional shares of Inhibitex common stock. Based upon the price of our common stock as of the close of the market yesterday, the various strike price of these warrants and options and utilizing the treasury method to estimate the potential dilution in the future, we calculate that FermaVir shareholders could ultimately own up to 33% of Inhibitex on a fully diluted basis if these warrants and options are exercised.
As many of you know, because we’re issuing more than 20% of our outstanding common stock in this transaction, the completion of the acquisition is subject to the approval of both Inhibitex and FermaVir shareholders and certain customary regulatory requirements and filings. Assuming no untimely delays in the process, we expect to be in a position to seek shareholder approval and close this transaction by the end of July 2007.
As I described in opening remarks today, in addition to development programs Joe just summarized, this transaction will provide us with access to world class drug discovery capabilities, additional chemistry and antiviral expertise that we view as highly synergistic to Inhibitex. As indicated in the press release this morning, concurrent with the transaction Dr. Chris McGuigan, a recent recipient of the prestigious Royal Society of Chemistry’s award for medicinal chemistry, the current President of the International Society for Antiviral Research, and a co-Founder of FermaVir will be nominated for election to our Board of Directors.
Additionally, Drs. de Clercq and Drs. Richard Whitley, both of whom also currently serve as Board members of FermaVir have agreed to join our Advisory Board. As Joe mentioned, Dr. de Clercq of Rega Institute in Belgium is also a cofounder of FermaVir and has a long and successful track record in the antiviral arena. Dr. Richard Whitley, a professional University of Alabama, Birmingham is a recognized thought leader in the treatment of herpes zoster sits on the staff and the advisory board of several prominent antiviral focused life science companies. We’re also delighted that Dr.
Geoff Henson, the CEO of FermaVir has agreed to join Inhibitex as our Vice President of Drug Development. Geoff brings 20 years of small molecule drug development and experience including his role as a cofounder, and Chief Operating Officer of AnorMED which was sold to Genzyme last year.
Before I close our prepared remarks today, I’d like to briefly touch on our financial picture. As many of you realize, antiviral small molecule drug development can be relatively cost effective as compared to other therapeutic areas. In a clinical regulatory pathway for antivirals, at least at the earlier stages of clinical development, it’s understood and established. Obviously there are a significant number of future variables that could impact our estimates of timing and cost. But based upon the size and nature of previous clinical studies and clinical trials that we have reviewed for other drugs developed for shingles or CMV infections and normative timelines, we believe our current financial position and anticipated revenue from existing collaborations can support the development FV-100 and a lead clinical candidate for the CMV program well into if not through Phase II proof of concept trials over the next 2 to 3 years.

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
We’re excited about the prospects at FermaVir and believe this transaction represents unique opportunity and solid foundation from which to build an antiviral franchise. To this end we are actively looking to expand our footprint in this space by adding one or two additional product candidates or program and are engaged in discussions to do so. Additionally, we continue to seek ways to further leverage and monetize our MSCRAMM platform as evidenced by our global license and collaboration agreement with 3M earlier this year. We are committed to executing this strategy and look forward to updating you on our efforts in future calls. We would now like to open the call for any questions you may have for us at this time.
QUESTION AND ANSWER
Operator
[OPERATOR INSTRUCTIONS] And your first question is from the line of Joel Sendek of Lazard Capital Markets. You may proceed.
Joel Sendek - Lazard Capital Markets — Analyst
Hi. Thanks. Joe, I had trouble distinguishing when you went through the data on the shingles compound whether it referred to FV-100, the data that you already have, or potential data that’s — that you will get or data that’s been published. And if you could just go through that a little bit more slowly and where we could find any published data in the public domain.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Sure. Sure. Yes. Yes, sure, Joel. Most of the public information or published information is on the active compound CF-1743. Just a little bit more, FV-100 is a [veiling esther] of CF1743, so it’s the prodrug. That was recently produced. That’s the active, that’s the drug that actually would go into the clinic. It has significantly better bioavailability. And that was the reason for construction of the prodrug. But there are several papers in literature talking about the potency mechanism of action and other issues surrounding CF-1743.
Joel Sendek - Lazard Capital Markets — Analyst
So most of the stuff we’ll be able to find — will be on the CF-1743?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Right. And to give you — to even guide you a little bit further, if you’re using search terms of particularly Balzarini, one of the cofounders basically that group is the authors on all the papers.
Joel Sendek - Lazard Capital Markets — Analyst
Okay. Great. Then my next question is, when you say it’s a preclinical data that you have suggests it might have a favorable dosing and safety profile as much as once a day, how confident are you? Because obviously you haven’t started the Phase I trial. So you really haven’t tested a bunch of different doses. Can you talk about that a little bit?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Sure. Of course, until you get into human clinical trials, it’s not definitive. But what we know from rat and dog studies required for IND filing, the PKPD profile in combination with the potency of the compound, at least currently would suggest a once a day dosing based on the levels above a DC90 level. So that’s what we’re basing our comments on for the zoster drug.
Joel Sendek - Lazard Capital Markets — Analyst

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Okay. Thank you.
Operator
Your next question from the line of Gene Mack of HSBC Securities. You may proceed.
Gene Mack - HSBC Securities — Analyst
Thanks for taking the question. I guess this first question, Russ. Do you have any idea of what level of, or what magnitude of sales of [sequovir] currently account for sales in shingles?
Russ Plumb - Inhibitex, Inc. — President, CEO
The market for sequovir is a little harder to determine, but Valtrex, which is the sort of one of the most widely used drugs in this particular patient population has sales of about $1.2 to $1.4 billion annually. And it doesn’t necessarily — we don’t necessarily parse out all of the various segments at sales, but our estimate and the best estimates we’ve been able to pull together is that the market, the current market for drugs in this particular indication is about 4 to maybe $500 million worldwide. Of which we think Valtrex has a reasonably significant market share of that.
Gene Mack - HSBC Securities — Analyst
Okay. And just in terms of, I guess going back to the actual transaction details, just trying to get my head around how this is going to work. So based on the — what was in the press release, I’m assuming that for the 21 million or so shares of FermaVir, you’re going to issue a total of about, it looks like 19 million shares of Inhibitex, which will give Inhibitex shareholders 73% ownership, does that sound about right?
Russ Plumb - Inhibitex, Inc. — President, CEO
The initial — that number was basically a sort of immediately post closing, there’s 20.8 million shares outstanding and the exchange of FermaVir. The exchange ratio is 0.55. Applying that we’ll issue about 11.5 million shares at closing.
Gene Mack - HSBC Securities — Analyst
Okay.
Russ Plumb - Inhibitex, Inc. — President, CEO
Based on these current numbers and current estimates. And obviously, post closing to the extent that options and warrants that we assume are exercised, that can take it up to 18, 19 million shares on a fully diluted basis.
Gene Mack - HSBC Securities — Analyst
Is it fair to say that based on that 18 or 19 million shares and 73% ownership that cost of FermaVir is about a 30% premium to its market cap right now?
Russ Plumb - Inhibitex, Inc. — President, CEO
No, actually, we believe it’s a discount.
Gene Mack - HSBC Securities — Analyst

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Oh, okay. Okay. All right. And then just the last question. In terms of what you what you might need for the lead compound. Would you be looking to partner that at some point? Or is that something that you guys feel you could commercialize on your own?
Russ Plumb - Inhibitex, Inc. — President, CEO
Gene, obviously, a long way out. But I think strategically looking at that compound and the best way we think to maximize the potential in the marketplace, if and when approved that would be something we would strategically look to partner at this point in time. That would be our plan.
Gene Mack - HSBC Securities — Analyst
Okay. Great. Thanks so much.
Russ Plumb - Inhibitex, Inc. — President, CEO
It’s just — unlike Veronate, which is obviously our lead product previously the market dynamics are dramatically different in that particular segment. So we would view looking at partnering that one out. Now CMV is potentially a different story again. Again, t’s early. I think that is because of the focus on transplant centers, which there are just a little over 100, which do the majority of transplants in the United States. That is potentially a program you could take further and even into commercialization in the future. But it’s a long way out. Right now as we look at the crystal ball, I think partnering FV-100 would be in our game plan, potentially holding on to the CMV program longer, would be part of the plan, as well.
Gene Mack - HSBC Securities — Analyst
I know it’s tough to forecast that far outside—.
Russ Plumb - Inhibitex, Inc. — President, CEO
Conceptually — I think that was a good question, but conceptually that’s our thinking right now.
Gene Mack - HSBC Securities — Analyst
Okay. Appreciate the details, thanks.
Operator
Your next question comes from the line of Ian Somaiya, Thomas Weisel Partners. You may proceed.
Ian Somaiya - Thomas Weisel Partners — Analyst
Thank you for taking my questions. Just have three quick questions. First, just wanted to get a little bit more I guess insight on the development time lines for FV-100, as we go beyond the Phase I studies. When do you think we could see proof of concept studies start? And when do you think we could see data from those trials?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Yes, Ian. Again we anticipate right now as the program sits again, third quarter, start Phase I, we anticipate a Phase II study initiating towards the second half of next year. So we would anticipate, I guess, again now perhaps in the first half of end of ‘08, first half of ‘09, we’d anticipate some Phase II proof of concept data.

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Ian Somaiya - Thomas Weisel Partners — Analyst
And just the two remaining questions, are there any plans longer-term again to move into the pure antiviral space specifically related to either HIV or any of the hepatitis infections given Dr. Clercq’s expertise?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
That’s a safe assessment. I think, obviously we’re looking at as Russ mentioned 1 to 2 other programs and those are the areas of which we’re interested.
Ian Somaiya - Thomas Weisel Partners — Analyst
Okay. Just last question for Russ. Any other management additions or changes we should expect prior to the consummation of the merger or after?
Russ Plumb - Inhibitex, Inc. — President, CEO
No significant change are contemplated at this time, Ian.
Ian Somaiya - Thomas Weisel Partners — Analyst
Okay. Thank you.
Operator
[OPERATOR INSTRUCTIONS] And your next question is from the line of [Tracy Sue] of QVT, you may proceed.
Tracy Sue - QVT — Analyst
Hi. Just couple questions on the structure of the transaction and then one or two more on the science. One is, will there be a shareholder vote of Inhibitex shareholders?
Russ Plumb - Inhibitex, Inc. — President, CEO
Yes, Dan, yes.
Tracy Sue - QVT — Analyst
Okay. And what’s the approximate time line for that?
Russ Plumb - Inhibitex, Inc. — President, CEO
Again, on a normalized time lines are doing the various regulatory filings with the SEC, we’re hopeful that that can occur sometime in July.
Tracy Sue - QVT — Analyst
And do you have any updated guidance for cash burn for 2007 as a result of this transaction?

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Russ Plumb - Inhibitex, Inc. — President, CEO
We haven’t specifically given that today, Dan. But I think as indicated toward the end of the prepared remarks, given the size and nature of these trials that we have looked at in prior studies of similar compounds, if you will, that we think that currently with based on these two compounds or these two programs that we would have a 2 to 3 year runway, currently. But specific 2007, we have not provided that. We will plan to do that I think around the closing of the transaction or just prior to that.
Tracy Sue - QVT — Analyst
Okay. And can you provide some clarity on the royalty stacking around the two compounds?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
What I can say for the FV-100 is basically the royalty is very low. I don’t think they’ve publicly described — detailed what it is. It’s low single digits.
Russ Plumb - Inhibitex, Inc. — President, CEO
And the CMV program is comparable.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Comparable, yes.
Tracy Sue - QVT — Analyst
Okay. Okay. Thank you.
Russ Plumb - Inhibitex, Inc. — President, CEO
Thank you.
Operator
Your next question is from the line of Skip Klein of Red Abbey Venture Partners. You may proceed.
Skip Klein - Red Abbey Venture Partners — Analyst
Thanks a lot. Just a question, couple questions following up on Joel. What does the CF stand for in 1743? Does it relate to a company, I guess or prior program or anything? Sometimes it’s helpful to know.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Those were names, yes, those were designations provided by the scientists that discovered it.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay.

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
It’s historical.
Skip Klein - Red Abbey Venture Partners — Analyst
Got you.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
I want to imagine because, I can’t tell you for sure but because McGuigan is at Cardiff, I would — he names a lot of his compounds CF something for Cardiff University.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay. So it’s Cardiff University. Great. That’ll be helpful in the search. And then you described it as a veiling, a certification progress, can you talk about what the break down products are and were there any issues that were risen relative to the FDA? It sounds pretty straightforward that an asterisk will break it down. I’m not a scientist. If you could just discuss the pharmacology?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Good question. And to date, the break down products are largely the CF-1743. So if we look at all the different components, there are no components or metabolites that constitute more than 10% of the total, except for CF-1743.
Skip Klein - Red Abbey Venture Partners — Analyst
And the ones that are less than 10%, are any of them, are they sort of standard things?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Yes, yes.
Skip Klein - Red Abbey Venture Partners — Analyst
What are the main ones that people will be questioning from a safety standpoint or otherwise?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Skip, at this point, I can’t recall the exact chemical, if you will, class of the compounds, but at least in the diligence that we’ve done and the FDA letters and communications we’ve seen, there doesn’t at this point appear to be any flags that have been raised.
Skip Klein - Red Abbey Venture Partners — Analyst
And no IP issues that have been raised relative to other pro drug IPs that folks have?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
That is correct.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay. And then just quickly on the financials, a follow-up. If I understood, there’s about 11.4 million shares of Inhibitex being issued at close and then there’s potential with warrants and options for another 7.6. Do you have a rough sense for how much cash would come in if those 7.6 equivalent shares were — the options and warrants were exercised?
Russ Plumb - Inhibitex, Inc. — President, CEO
Good question, Skip. I alluded to sort of a treasury method calculation of a fully diluted number. I think from a cash perspective it’s going to bring somewhere in the $8 million range.
Skip Klein - Red Abbey Venture Partners — Analyst
For those 7.6 million shares?
Russ Plumb - Inhibitex, Inc. — President, CEO
That’s correct.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay and then—.
Russ Plumb - Inhibitex, Inc. — President, CEO
—exercised for cash it would be in the $8 million range. Approximately, if you will, weighted average around $1 per share.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay.
Russ Plumb - Inhibitex, Inc. — President, CEO
Normally.
Skip Klein - Red Abbey Venture Partners — Analyst
Fair enough. So there’s a little bit of dilution there. So I guess what I’m ultimately coming towards and if I were good at math it would — I would already know the answer to it. I’m sure other people have already figured it out. But pro forma shares outstanding kind of on a primary basis versus a fully diluted basis all in, Inhibitex and FermaVir, what would that be? And what would the pro forma cash be?
Russ Plumb - Inhibitex, Inc. — President, CEO
The — a couple questions there, let me just tease them out. On a pro forma basis post closing, we’d be looking at about, approximately we’re estimating about 42 million shares at closing after the transaction. That’s primary. On a fully diluted basis, we would add about 8 to 9 million more, 8 to 10 million more. And cash will be about, well we announced at the end of the year, obviously we had about $61 million in cash and

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
gave some guidance. We anticipate that cash on hand at the closing would be somewhere in the mid $50 million range, 54, 55, 56 something like that.
Skip Klein - Red Abbey Venture Partners — Analyst
Okay. That’s all I need, thank you so much. Good luck with it.
Russ Plumb - Inhibitex, Inc. — President, CEO
Thank you, Skip.
Operator
Your next question from the line of Shaka Bazu] of Bazu Capital. You may proceed.
Shaka Bazu - Bazu Capital — Analyst
Thank you. I just wondered what additional work needs to be done for the IND to be filed?
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
Right now there are some ongoing dog and rat PK studies, photo toxicity studies, the normal, if you will type of studies for small molecule compounds to enter a Phase I, they’re ongoing and we anticipate them completing over the next 2 months, which would then be wrapped up and then the filing of the IND.
Shaka Bazu - Bazu Capital — Analyst
So is there a possibility that could begin earlier than the third quarter? The IND is just a couple of months away.
Joseph Patti - Inhibitex, Inc. — Chief Scientific Officer
No, I think as, again as we sit today the guidance would be third quarter of ‘07.
Shaka Bazu - Bazu Capital — Analyst
Okay. Thank you very much.
Operator
There are no other questions in queue. I’d like to turn the call back to Russ Plumb for any final remarks.
Russ Plumb - Inhibitex, Inc. — President, CEO
Yes, we thank you for joining us this morning. We’re very excited about the opportunity and the acquisition of FermaVir. And again, we look forward to updating you on future calls. And again, anticipate that the transaction would be closing in the July time frame. And again, appreciate your interest this morning. And thank you.
Operator

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Final Transcript
Apr. 10. 2007 / 9:00AM ET, INHX — Inhibitex, Inc. Conference Call to Discuss Definitive Agreement to Acquire FermaVir Pharmaceuticals
Thank you for joining in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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Additional Information about the Merger and Where to Find It In connection with the proposed merger, Inhibitex and FermaVir intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. Investors and security holders of Inhibitex and FermaVir are urged to read these materials when they become available because they will contain important information about Inhibitex, FermaVir and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Inhibitex and FermaVir with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Inhibitex by directing a written request to:
Inhibitex, 9005 Westside Parkway, Alpharetta, GA 30004, Attention:
Investor Relations; and documents filed with the SEC by FermaVir by directing a written request to FermaVir, 420 Lexington Avenue, Suite 445, New York, N.Y. 10170, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.
Participants in the Solicitation
Inhibitex and FermaVir and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Inhibitex and FermaVir in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Inhibitex is also included in Inhibitex’s Annual Report on Form 10-K for year ended December 31, 2005 and in its proxy statement for its 2006 annual meeting of stockholders. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at Inhibitex at the address set forth above. Additional information regarding the directors and executive officers of FermaVir is also included in FermaVir’s Annual Report on Form 10-KSB, as amended, for the year ended April 30, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at FermaVir at the address set forth above.

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